

April 17, 2013

<u>Via E-mail</u>
Mr. John J. Stephens
Senior Executive Vice President and Chief Financial Officer
AT&T Inc.
208 S. Akard St.
Dallas, TX 75202

> **Re:** **AT&T Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 1-8610**

Dear Mr. Stephens:

We have reviewed your filing and have the following comment. Please comply with this comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Financial Statements and Supplementary Data</u>

<u>Note 10, Income Taxes, page 58</u>

1. Please tell us the nature of each significant reconciling item in your reconciliation of income taxes computed at the Federal statutory tax rate to the effective tax rate. We note that the 'Other, net' line item of ($839) million in the reconciliation has an impact of approximately 7% on your effective tax rate which may consist of multiple significant reconciling items. Please refer to ASC 740-10-50-12 for required disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Attorney-Advisor at (202) 551-3458 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director